Exhibit 1

FOR IMMEDIATE RELEASE	14 November 2018

WPP PLC (“WPP”)

Strategy Update for Investors and Analysts

WPP will be holding a strategy update for investors and analysts at Sea Containers House in London on Tuesday 11th December 2018 at 12:00 GMT.

A live video webcast of the event and presentations will be available on the WPP investor website (www.wpp.com/investors) where it will remain available for replay.

Contact:

Chris Wade, WPP	+44(0) 20 7408 2204
Lisa Hau, WPP

Fran Butera, WPP	+1 212 632 2200

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